SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of  MAY ,  2003.
                                        -------   ----

                              IMA EXPLORATION INC.
                  -------------------------------------------
                 (Translation of registrant's name into English)

 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                       IMA Exploration Inc.
                                       (Registrant)

Date   May 27, 2003                    By  /s/ William Lee
     ------------------------------        -------------------------------------
                                              (Signature)



William Lee, Director and Chief Financial Officer
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1 Print the name and title of the signing officer under his signature.

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
          Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com  E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR   OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

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NEWS RELEASE                                                        MAY 27, 2003


                  SOIL ANOMALIES AT NAVIDAD EXTENDED TO 5.8 KM


IMA Exploration Inc (IMR:TSX-V) is pleased to announce the results from the recently completed soil sampling survey at the Company's 100% owned Navidad silver discovery in Patagonia, Agrentina. The results to date are very encouraging as it continues to meet and exceed expectations of IMA's Technical Team. Significant naturally-occurring metal anomalies in soils have now been extended to an overall strike length of 5.8 km.

Highlights of the soil survey include a 1,700 by 300 metre silver-copper-lead anomaly over the Navidad Hill and Galena Hill areas. This strong soil anomaly, which IMA Geologists believe to be very significant, is defined by greater than 2 grams per tonne (g/t) silver and generally greater than 100 ppm copper. Within this zone there is a central core of greater than 10 g/t silver in soils (includes values of up to 298 g/t Ag) of approximately 600 by 200 metres. Portions of this central core correlate with the outcropping bonanza-grade mineralization at Navidad Hill and these soil results demonstrate the potential to expand this zone significantly.

Significant soil anomalies also exist at Barite and Calcite Hills. Silver values of up to 531 g/t have been received from outside areas of known high-grade mineralization and show excellent potential for additional discoveries. Lead values are consistently elevated and correlate well with silver over the entire
5.8 kilometre survey length. Samples of greater than 500 ppm lead have been returned from every line within the survey area. A total of 958 soil samples have now been collected on the Navidad project at 50 metre sample spacing on lines spaced 100 metres and 50 metres apart in key areas. Please visit our website WWW.IMAEXPLORATION.COM for complete details of this survey.

The first phase of detailed 1:500 and 1:1,000 scale mapping and sampling in the Navidad, Galena, and Barite Hill areas was completed and 824 rock chip samples have been collected. Results will be released over the next few weeks, once they are received and reviewed by IMA geologists. In addition, Quantec Geoscience Argentina S.A. is currently collecting IP/Resistivity data over a 2.5 by 7.0 kilometre area at Navidad. Preliminary results indicate significant anomalies over areas of known bonanza-grade structures and known galena matrix breccia, anomalies have also been defined in new areas that are completely soil covered. Final results from this survey are expected in mid to late June.

Quality control measures have been an integral part of this soil survey and all of IMA's work at the Navidad Project. Approximately 10% of the 958 soil samples submitted were either duplicate samples collected at the same sample site as the original or blank samples. All samples were analyzed by ALS Chemex by ICP and AA techniques. Sample collection was overseen by Dr. Paul Lhotka, P.Geo., IMA's Qualified Person on the Navidad Project. Review of the data for blanks and duplicate samples indicates no contamination or reproducibility problems were encountered.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
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Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email INFO@IMAEXPLORATION.COM, or visit the Company's web site at HTTP://WWW.IMAEXPLORATION.COM.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

                                                                  2003 NUMBER 18